Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2015	2014
Earnings:	($ in millions)
Income before taxes	$19.6	$48.2
Add (deduct):
Earnings of non-consolidated affiliates	(0.4)	(0.4)
Amortization of capitalized interest	0.5	0.5
Capitalized interest	(0.1)	—
Fixed charges as described below	12.9	15.4
Total	$32.5	$63.7

Fixed charges:
Interest expensed and capitalized	$7.2	$9.7
Estimated interest factor in rent expense(1)	5.7	5.7
Total	$12.9	$15.4

Ratio of earnings to fixed charges	2.5	4.1

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.